UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MTGE Investment Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
55378A105
(CUSIP Number)
Kenneth L. Pollack
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary
AGNC Investment Corp.
2 Bethesda Metro Center, 12th Floor
Bethesda, MD 20814
(301) 968-9315
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 55378A105

(1)	Names of reporting persons AGNC Investment Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power 2,619,993
shares beneficially owned by	(8)	Shared voting power
each reporting person	(9)	Sole dispositive power 2,619,993
with:	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 2,619,993
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.7%
(14)	Type of reporting person (see instructions) CO

ITEM 1.	Security and Issuer
This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of MTGE Investment Corp., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2 Bethesda Metro Center, 12th Floor, Bethesda, Maryland 20814.

ITEM 2.	Identity and Background
AGNC Investment Corp.
(a)-(e) AGNC Investment Corp., a Delaware corporation (“AGNC”), is an internally managed real estate investment trust. AGNC’s principal executive offices are located at 2 Bethesda Metro Center, 12th Floor, Bethesda, Maryland 20814. During the last five years, AGNC (i) has not been convicted in any criminal proceeding and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 55378A105
Directors and Executive Officers of AGNC.
(a) The name of each director and executive officer of AGNC is listed on Schedule A to this Schedule 13D and is incorporated by reference herein.
(b) The business address of each director and executive officer of AGNC is c/o AGNC Investment Corp., 2 Bethesda Metro Center, 12th Floor, Bethesda, Maryland 20814.
(c) The present principal occupation or employment of each director and executive officer of AGNC is listed on Schedule A to this Schedule 13D and is incorporated by reference herein.
(d)-(e) To the best knowledge of AGNC, during the last five years, none of the directors or executive officers of AGNC (a) has been convicted in any criminal proceeding or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) Each director and executive officer of AGNC is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration
AGNC used $46,468,664.48 of its working capital and dividend reinvestment in order to purchase 2,619,993 shares of Common Stock.

ITEM 4.	Purpose of Transaction

AGNC acquired the Common Stock through open market purchases for investment purposes. In addition to shares held directly by AGNC, AGNC Mortgage Management, LLC (“AMM”), its wholly-owned subsidiary and the parent of MTGE Management, LLC, the Issuer’s external investment manager (“MTGE Manager”), also acquired Common Stock through open market purchases to fund the AGNC Mortgage Management, LLC Performance Incentive Plan - MTGE (the “MTGE PIP Plan”). AGNC intends to review its investment in the Issuer on the basis of a number of factors including the Issuer’s financial condition, industry conditions, the securities markets in general and those for the Common Stock in particular. Based upon such review, AGNC may take action with regards to the Common Stock in the future, which actions may include further acquisitions or dispositions of the Common Stock. As part of its established compensation program, AMM may acquire additional shares for the MTGE PIP Plan, and some of the Common Stock acquired by AGNC may be contributed to the MTGE PIP Plan.

Other than as described above, AGNC and AMM do not currently have any plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

In addition, the matters set forth below in Item 6 below are incorporated in this Item 4 by reference.

ITEM 5.	Interest in Securities of the Issuer
(a)-(b) As of the close of business on February 22, 2018, AGNC beneficially owned 2,619,993 shares of Common Stock, which represents 5.7% of the 45,797,687 shares of Common Stock outstanding on November 1, 2017. AGNC has the sole power to vote and dispose of 2,619,993 shares of Common Stock.
(c) The transactions effected by AGNC during the sixty (60) days preceding February 22, 2018, are set forth on Schedule B hereto.
(d) No person other than AGNC is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.
(e) Not applicable.

CUSIP No. 55378A105

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The Issuer is externally managed and advised by MTGE Manager. The Issuer and MTGE Manager entered into an amended and restated management agreement on July 1, 2016 (the “Management Agreement”). Pursuant to the Management Agreement, MTGE Manager implements the Issuer’s business strategy and performs certain services for the Issuer, subject to oversight by the Issuer’s board of directors. MTGE Manager is responsible for, among other duties, performing all of the Issuer’s day-to-day functions; determining investment criteria in conjunction with the Issuer’s board of directors; sourcing, analyzing and executing investments; completing asset sales and financings; and performing asset management duties. Each of the Issuer’s officers is also an employee of AMM.
As part of its compensation program, AMM established the MTGE PIP Plan to provide employees with a component of equity incentive compensation tied to the performance of MTGE. As of the date of this filing, 158,836 shares of Common Stock are held in the trust for the MTGE PIP Plan. Employees are granted shares of MTGE that vest over a period of time pursuant to the terms of the MTGE PIP Plan and individual grant agreements. These shares of Common Stock were acquired in the open market and are held in a trust to satisfy awards made to employees pursuant to the MTGE PIP Plan.

ITEM 7.	Material to Be Filed as Exhibits None

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: February 22, 2018

AGNC INVESTMENT CORP.

By:	/s/ Kenneth L. Pollack
Name:	Kenneth L. Pollack
Title:	Senior Vice President, General Counsel, Chief Compliance Officer and Secretary

SCHEDULE 13D

CUSIP No. 55378A105

Schedule A
Directors and Executive Officers of AGNC

AGNC Directors	Principal Occupation

Gary D. Kain*	Chief Executive Officer, President and Chief Investment Officer

Morris A. Davis	Paul V. Profeta Chair of Real Estate and Academic Director of the Center for Real Estate at Rutgers Business School

Larry K. Harvey	Retired

Prue B. Larocca	Retired

Paul E. Mullings	Managing Director of The Collingwood Group

Executive Officers	Principal Occupation

Gary D. Kain**	Chief Executive Officer, President and Chief Investment Officer, AGNC Investment Corp.

Peter J. Federico**	Executive Vice President and CFO, AGNC Investment Corp.

Christopher J. Kuehl**	Executive Vice President, AGNC Investment Corp.

Kenneth L. Pollack**	Senior Vice President, General Counsel, Chief Compliance Officer and Secretary, AGNC Investment Corp.

Bernice E. Bell	Senior Vice President and Chief Accounting Officer, AGNC Investment Corp.

Aaron J. Pas**	Senior Vice President, AGNC Investment Corp.

*	Also serves as a director of the Issuer.

**	Also serves as an executive officer of the Issuer.

CUSIP No. 55378A105

Schedule B
The following transactions were effected by AGNC Investment Corp. in the past 60 days.

Date	Type of Security	Number of shares	Price per share ($)
1/11/2018	Common Stock	4,230	18.27
2/7/2018	Common Stock	94,644	17.04
2/8/2018	Common Stock	94,644	17.03
2/9/2018	Common Stock	94,644	16.83
2/12/2018	Common Stock	95,551	16.91
2/13/2018	Common Stock	118,233	17.16
2/14/2018	Common Stock	120,697	17.39
2/15/2018	Common Stock	50,381	17.57
2/20/2018	Common Stock	105,726	17.60
2/21/2018	Common Stock	128,562	17.74